EXHIBIT 99.1

Seabridge Gold Sells Residual Interest in KSP Project to Colorado Resources

TORONTO, Aug. 04, 2017 (GLOBE NEWSWIRE) -- SnipGold Corp., a wholly-owned subsidiary of Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (“Seabridge”), announced today that it has entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado has agreed to purchase SnipGold’s 49% interest in the KSP Project. The transaction will result in Colorado owning a 100% interest in the KSP Project upon payment to Seabridge of $1,000,000 in cash, 2,000,000 Colorado common shares and a 2% NSR on the property (half of which can be repurchased at any time for $2,000,000). Closing of the transaction is subject to TSX Venture Exchange approval.

KSP adjoins Seabridge’s 100%-owned Iskut Project in northwestern British Columbia, Canada where Seabridge is currently conducting a multi-million dollar drill program exploring for high grade gold deposits.

Seabridge obtained a 100% interest in the KSP Project as part of its acquisition of 100% of SnipGold Corp. in June, 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado as operator. In May, 2017, Colorado announced that it had earned a 51% interest in KSP and outlined the 2017 exploration spending that would vest a further 29% interest.

Seabridge Chairman and CEO Rudi Fronk said the sale of SnipGold’s residual interest in KSP is part of Seabridge’s ongoing program of divesting non-core assets in order to focus on projects in which it is sole owner and operator. “Our corporate objectives are better served by taking a passive interest in KSP and allocating our resources to exploration programs now in progress at KSM and Iskut. We wish Colorado every success at KSP and we hope to profit from their work as a shareholder and royalty holder in the project.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net